Exhibit 99.1

Earnings Release Q2 2026 | H1 2026

Miami, August 5, 2026 – “Aura delivered a record first half, producing 158k GEO in H1 2026. With second-half guidance of 182k to 232k GEO, we remain firmly on track with our full-year target of 340k to 390k GEO. Our LTM Adjusted EBITDA reached US$802 million — the 12th consecutive quarterly increase — supported by an average gold price of US$4,260 per ounce and LTM production of 313k GEO. Beyond the numbers, we are rapidly advancing our next phase of growth: construction at Era Dorada is on schedule with earthmoving 60% complete; the turnaround at MSG is laying the infrastructure and underground development for a significant production step-up in 2027; Almas is advancing its expansion toward 3 Mtpa; we are finalizing engineering studies at Borborema to increase capacity; and we are now incorporating Serrinhas and Pé Quente into the Matupá studies. We are delivering both strong production growth and a clear path toward 600k GEO annually, while rewarding our shareholders with robust returns — generating a approximately 4.3% yield over the last twelve months through dividends and share buybacks.” Commented Rodrigo Barbosa President and CEO of Aura.

Operational & Financial Headlines Q2 2026 and H1 2026

(US$ thousand)	Q2 2026	Q1 2026	QoQ Change %	Q2 2025	YoY Change %	H1 2026	H1 2025	Change%
Total Production (GEO)	75,437	82,137	-8%	64,033	18%	157,574	124,120	27%
Total Sales (GEO)	78,414	81,368	-4%	62,452	26%	159,782	122,943	30%

Net Revenue	335,967	382,606	-12%	190,436	76%	718,573	352,240	104%
Gross Profit	191,477	228,828	-16%	103,939	84%	420,305	182,367	130%
Gross Margin	57%	60%	-3 p.p.	55%	2 p.p.	58%	52%	6 p.p.
Adjusted EBITDA	196,659	243,868	-19%	106,224	85%	440,527	187,703	135%
Adjusted EBITDA Margin	59%	64%	-5 p.p.	56%	3 p.p.	61%	53%	8 p.p.
Net Income	217,687	95,158	129%	8,147	2572%	312,845	(65,102)	n.a.
Net Income Margin	65%	25%	40 p.p.	4%	61 p.p.	44%	-18%	62 p.p.
Adjusted Net Income	97,414	109,464	-11%	36,834	164%	201,332	63,737	216%
Adjusted Net Income Margin	29%	29%	0 p.p.	19%	10 p.p.	28%	18%	10 p.p.
Cash Cost (US$/GEO)	1,513	1,485	2%	1,146	32%	1,499	1,147	31%
All In Sustaining cost (US$/GEO)	1,985	1,829	9%	1,449	37%	1,906	1,455	31%

Operating Cash Flow	111,945	117,871	-5%	79,864	40%	229,816	121,093	90%
Net Debt/LTM Adjusted EBITDA	0.21x	0.16x	0.05x	0.81x	-0.60x	0.21x	0.81x	-0.59x
Total CAPEX	84,319	44,107	91%	50,325	68%	128,426	102,050	26%

Except as otherwise noted in this document, references herein to “US$” or and “$” are to thousands of United States dollars

Headlines

•	Record First-Half Production: Q2 2026 total production reached 75,437 GEO, an 8% decrease compared to Q1 2026 and 18% higher than Q2 2025 at current metal prices (at constant prices, -9% QoQ and +16% YoY). In H1 2026, Aura produced 157,574 GEO (158,448 GEO at constant prices), a 27% increase over H1 2025 and the highest first-half production in the Company's history and is on track to deliver its consolidated guidance of 340k – 390k GEO in 2026. Q2 2026 and H1 2026 highlights:

o	Aranzazu: 17,882 GEO (+14% QoQ at current prices; -20% YoY, due to mine plan), primarily reflecting metal price dynamics on GEO conversion; at constant prices, production was +8% QoQ, driven by higher grades from mine sequencing. In H1 2026, total production reached 33,576 GEO (- 21% YoY) at current prices. At constant prices, Aranzazu produced 34,450 GEO (-21% YoY), mainly due to lower grades as expected in the mine sequencing.

1

o	Almas: 16,130 GEO (+25% YoY; +2% QoQ), driven by higher ore processed volumes from the ongoing plant expansion. In H1 2026, production totaled 31,968 GEO (+23% YoY), driven mainly by 20% higher ore moved volumes and 30% higher ore plant feed, reflecting the results of the plant expansion.

o	Apoena, 5,704 GEO (-24% QoQ; -31% YoY), due to mine sequencing, in line with the Company's plan to achieve higher grades in the Nosde Pit during the second half of the year. In H1 2026, total production was 13,229 GEO, (-23% YoY), mainly due to lower ore plant feed and lower grades.

o	Borborema, 14,251 GEO (-17% QoQ), also driven by lower grades due to mine sequencing, as expected. In H1 2026, the total production was 31,352 GEO, higher than the same period of last year, considering that the commercial production of Borborema started in Q2 2025.

o	Minosa, 14,284 GEO (-18% QoQ; -21% YoY), due to the increase in stacking level within the leach pad and lower ore plant feed. In H1 2026, production totaled 31,683 GEO (-11% YoY), mainly due to these impacts in Q2 2026.

o	MSG, 7,186 GEO (-16% QoQ), as Aura continues to invest in underground infrastructure and primary development to invert the mining method to bottom-up. In H1 2026, production reached 15,766 GEO.

•	Sales Volumes: Q2 2026 sales were 78,414 GEO, a 4% decrease QoQ but a 26% increase YoY at current prices, mainly due to better sales at Almas, Borborema now under commercial production, and the addition of MSG. In H1 2026, Aura sold 159,782 GEO, up 30% YoY.

•	Net Revenues: Q2 reached US$335,967, down 12% QoQ and up 76% YoY, driven by gold prices and production fluctuations. In H1 2026, Net Revenue was US$718,573, up 104% compared to the same period of last year.

o	Average realized gold prices: Q2 2026: US$4,304/oz (-11% QoQ, +35% YoY). H1 2026: US$4,566/oz (+53% YoY).

o	Average realized copper prices: Q2 2026: US$6.09/lb (+5% QoQ, +41% YoY). H1 2026: US$5.95/lb (+39% YoY).

•	Adjusted EBITDA: Q2 hit US$196,659, down 19% QoQ and up 85% YoY. Driven by changes in production/sales and gold prices between the periods. In H1 2026, Adjusted EBITDA hit US$ 440,527, up 135% YoY.

•	AISC Performance: Q2 2026 AISC was US$1,985/GEO, up 9% QoQ and 37% YoY, largely driven by MSG (US$5,277/GEO, +41%) as Aura focused the quarter on preparing the mine and advancing on primary development as part of the Company’s plan to shift the mining method to bottom-up. Excluding this impact, Aura’s AISC would have been US$1,653/GEO, up 5% QoQ and 14% YoY, reflecting the mine sequencing at Almas and Apoena, and lower production at Minosa. These results were partially offset by a decrease at Borborema. In H1 2026, AISC was US$1,906/GEO (+31% YoY) and US$1,615/GEO ex-MSG and the Company remains on track to deliver its AISC Guidance of US$1,720-US$1,865 in 2026, including MSG.

•	Recurring Free Cash Flow: Q2 2026 US$80,230, -15% QoQ, as lower EBITDA, increased CAPEX (+49% QoQ as part of the Company’s plan and Guidance), and higher realized losses on gold hedges (+12%, to US$37.2 million) had a bigger impact than favorable changes in working capital and 21% lower taxes paid. Compared to Q2 2025, RFCF increased by 33% mainly related to the higher sales and gold prices. In H1 2026, US$ 175,083, +107% YoY.

•	Net Income: a record US$217.7 million, +129% QoQ with lower current income taxes. Net Income was +2,572% YoY, benefited from an Operating Income of US$175.3 million (+93% YoY). Both periods were materially impacted by non-cash gains related to the MTM of gold collars.

o	Excluding non-cash gain, mainly related to the MTM of gold collars, adjusted Net Income was US$97.4 million, -11% QoQ and +164% YoY, for the reasons discussed above.

•	Net Debt Position and Financial Leverage: Q2 2026 Net Debt of US$168,026 (0.21x Net Debt/Adjusted EBITDA LTM), an increase QoQ of US$52.8 million due to dividends and shares buybacks of US$67.7 million and expansion capex of US$53.5 million, partially compensated by Recurring Free Cash Flow of US$80.2 million.

OTHER UPDATES:

Repurchase Program: In June 2026, Aura's Board approved share repurchase programs for the Company's common shares and Brazilian Depositary Receipts. Aura may repurchase up to an aggregate US$200 million in the open market or through privately negotiated transactions, from June 18, 2026 through June 18, 2027, or until completed, whichever comes first. The Board will review the programs periodically and may adjust their terms and size, or suspend or discontinue them.

AURA Q2 2026 | H1 2026 EARNINGS RESULTS

2025 Sustainability Report: In May 2026, Aura announced its 6th Annual Sustainability Report showcasing the Company’s progress in promoting safety, responsibility, sustainability, and innovation, prepared with reference to Global Reporting Initiative (GRI) standards, the report ensures clear and transparent disclosure of Aura’s financial, environmental, and social performance. The full report can be found on “Sustainability - Aura Minerals” on Aura’s website.

Advancing Construction, Environment, and Community at Era Dorada: the project continues to advance on all fronts toward becoming a new standard for sustainable mining. Following full Board approval in April 2026, construction is progressing on schedule, with earthmoving at 60% completion, Long Lead Items in manufacture, the EPCM company on board, and civil works mobilization underway. Environmentally, the project features a closed water circuit reusing 100% of processed water, approved capex for potable water — a first in Guatemala — and a fully licensed, Aura-owned geothermal energy source. On the social side, the Era Dorada House in Asunción Mita has driven over 1,300 hours of community engagement and official recognition from local communities, while employment has grown to over 366 people (53% local; 93% Guatemalan), positively impacting around 25,000 people nearby. Cumulative investment reached US$15.3 million as of June.

Sale Agreement to São Francisco Mine: In May 2026, Aura completed the previously announced sale of the São Francisco Mine (part of the Apoena Mine complex) for a total purchase price of $9.0 million, following satisfaction of the final closing condition. The mine had been under care and maintenance, with fully depreciated property, plant and equipment. As of June 30, 2026, Aura had received US$ 3 million in cash proceeds — a US$1 million advance payment at signing and a US $2 million payment at closing — with the remaining balance recorded in Other Receivables and Assets.

Results Teleconference:

Date: August 6, 2026

Time: 11 a.m. (Brasília) | 10 a.m. (New York and Toronto)

Link to access: https://mzgroup.zoom.us/webinar/register/WN_5bwlrrIeQf2lyT6a90cDiQ#/registration

AURA Q2 2026 | H1 2026 EARNINGS RESULTS

2. Consolidated Financial Results

2.1 Total Production and Sales (GEO)

(GEO)	Q2 2026	Q1 2026	QoQ Change %	Q2 2025	YoY Change %	H1 2026	H1 2025	Change%
Production
Aranzazu	17,882	15,694	14%	22,281	-20%	33,576	42,737	-21%
Apoena	5,704	7,525	-24%	8,219	-31%	13,229	17,095	-23%
Minosa	14,284	17,399	-18%	18,039	-21%	31,683	35,693	-11%
Almas	16,130	15,838	2%	12,917	25%	31,968	26,018	23%
Borborema	14,251	17,101	-17%	2,577	453%	31,352	2,577	1117%
MSG	7,186	8,580	-16%	0	n.a.	15,766	0	n.a.
Total	75,437	82,137	-8%	64,033	18%	157,574	124,120	27%

(GEO)	Q2 2026	Q1 2026	QoQ Change %	Q2 2025	YoY Change %	H1 2026	H1 2025	Change%
Sales
Aranzazu	17,764	16,218	10%	22,290	-20%	33,982	42,746	-21%
Apoena	5,704	7,525	-24%	8,219	-31%	13,229	17,627	-25%
Minosa	15,296	17,465	-12%	17,836	-14%	32,762	35,362	-7%
Almas	17,920	14,048	28%	12,917	39%	31,968	26,018	23%
Borborema	14,539	16,609	-12%	1,190	1122%	31,148	1,190	2518%
MSG	7,190	9,503	-24%	-	n.a.	16,698	0	n.a.
Total	78,414	81,368	-4%	62,452	26%	159,782	122,943	30%

Apply the metal sale prices in Aranzazu realized during Q2 2026: Copper price = US$6.09/lb; Gold Price = US$4,416/oz; Silver Price = US$71.45/oz and Molybdenum Price = US$29.71/oz.

Total production in Q2 2026 reached 75,437 gold equivalent ounces ("GEO"), an 8% decrease compared to Q1 2026 and 18% higher than Q2 2025 at current metal prices. The quarter benefited from higher production at Aranzazu, driven by favorable metal price dynamics in the copper-to-GEO conversion and at Almas, with 17% QoQ increase in ore plant feed drove production to 16,130 GEO, 2% above Q1 2026. Quarter-over-quarter, these performances were partially offset by lower grades at Apoena (from 0.8 g/t to 0.6 g/t), Borborema (from 1.41 g/t to 1.16 g/t) and MSG (from 1.54 g/t to 0.90 g/t), all in line with each mine's sequencing plans and in line with Aura’s annual Guidance. At constant metal prices, production decreased 9% compared to Q1 2026.

Compared to Q2 2025 production, the growth was mainly attributable to: (i) Declaration of commercial production at Borborema during Q3 2025; (ii) the addition of MSG; and (iii) Almas, up 34% on higher ore plant feed and improved operational performance from its ongoing plant expansion. These gains were partially offset by lower production at Apoena, down 31% on lower grades and recovery rates which are expected to improve during H2 2026; Minosa, down 21% on higher stacking levels within the leach pad and lower ore plant feed; and Aranzazu, down 20% in line with the mine plan. At constant metal prices, production increased 16% above Q2 2025.

In H1 2026, production reached a record 157,574 GEO, the highest first-half production in Aura's history, a 27% increase at current metal prices and also 27% at constant prices (158,448 GEO) compared to the 124,120 GEO produced in H1 2025. This growth was primarily driven by Borborema commercial production, the addition of MSG and Almas' performance, as described above.

AURA Q2 2026 | H1 2026 EARNINGS RESULTS

2.2. Net Revenue

(US$ thousand)	Q2 2026	Q1 2026	QoQ Change %	Q2 2025	YoY Change %	H1 2026	H1 2025	Change%
Aranzazu	74,825	69,178	8%	62,508	20%	144,003	112,770	28%
Apoena	25,376	35,814	-29%	26,711	-5%	61,190	53,064	15%
Minosa	64,286	80,020	-20%	55,776	15%	144,306	103,838	39%
Almas	79,322	68,693	15%	41,751	90%	148,015	78,878	88%
Borborema	63,242	81,988	-23%	3,690	1614%	145,230	3,690	3836%
MSG	28,916	46,913	-38%	n.a.	n.a.	75,829	n.a.	n.a.
Total	335,967	382,606	-12%	190,436	76%	718,573	352,240	104%

In Q2 2026, the Company reported Net Revenue of US$336.0 million, representing a 76% increase compared to Q2 2025, mainly due to an increase in sales and more favorable metals prices, with the average gold price increasing by 35% and the average copper price increasing by 41% over the same period of 2025. When compared to Q1 2026, Aura’s Net Revenue decreased 12%, driven by the sales decrease, also due to lower average realized gold price.

In H1 2026, the Net Revenue was US$718.6 million, a 104% increase compared to the same period of 2025, primarily driven by the strong increase in production of 27% as discussed above and increase of 53% in the average realized gold price, which rose from US$2,986/oz in H1 2025 to US$4,566/oz in H1 2026.

2.3. Cost and Gross Profit

(US$ thousand)	Q2 2026	Q1 2026	QoQ Change %	Q2 2025	YoY Change %	H1 2026	H1 2025	Change%
Net Revenue	335,967	382,606	-12%	190,436	76%	718,573	352,240	104%
Cost of goods sold	(144,490)	(153,778)	-6%	(86,497)	67%	(298,268)	(169,873)	76%
Cost of production	(72,546)	(83,528)	-13%	(44,470)	63%	(156,074)	(89,389)	75%
Cost of production – Contractors	(23,132)	(16,589)	39%	(17,529)	32%	(39,721)	(32,996)	20%
Direct mine and mill costs – Salaries	(22,944)	(20,696)	11%	(9,550)	140%	(43,640)	(18,676)	134%
Depreciation and amortization	(25,868)	(32,965)	-22%	(14,948)	73%	(58,833)	(28,812)	104%
Gross Profit	191,477	228,828	-16%	103,939	84%	420,305	182,367	130%
Gross Margin	57%	60%	-3 p.p.	55%	2 p.p.	58%	52%	6 p.p.

In Q2 2026, Cost of Goods Sold (COGS) totaled US$144.5 million, a 6% decrease compared to Q1 2026 and a 67% increase compared to Q2 2025. Compared to Q1 2026, the decrease was mainly driven by lower production and sales volumes (down 8% and 4%, respectively) and increase in work-in-progress inventory. Compared to Q2 2025, the increase in COGS was mainly driven by the Company's larger asset base following the addition of Borborema and MSG, with all cost lines increasing accordingly.

In the quarter, Gross Profit was US$191.5 million, down 16% from Q1 2026, considering the lower revenue as result of lower production and gold prices, but up 84 % from Q2 2025, due to higher revenues for the reasons discussed. Gross Margin was 57% in the quarter, slightly above YoY but down 3 p.p. QoQ for the same reasons.

In H1 2026, COGS totaled US$298.3 million, a 76% increase compared to US$169.9 million in H1 2025, mainly explained by the commercial production of Borborema and the addition of MSG to the Company's portfolio, which together added US$ 111.8 million in COGS in the period. Net Revenue more than doubled, up 104%, more than offsetting the increase in COGS and driving Gross Profit to US$420.3 million, a 130% increase compared to H1 2025, with Gross Margin expanding 7 p.p. to 58%.

AURA Q2 2026 | H1 2026 EARNINGS RESULTS

2.4. Cash Cost and All in Sustaining Costs

(US$/GEO)	Q2 2026	Q1 2026	QoQ Change %	Q2 2025	YoY Change %	H1 2026	H1 2025	Change%
Cash Cost	1,513	1,485	2%	1,146	32%	1,499	1,147	31%
Aranzazu	1,409	1,558	-10%	1,110	27%	1,480	1,136	30%
Apoena	1,886	1,380	37%	1,168	61%	1,598	1,200	33%
Minosa	1,308	1,188	10%	1,178	11%	1,244	1,164	7%
Almas	1,156	1,204	-4%	1,167	-1%	1,177	1,118	5%
Borborema	991	1,200	-17%	936	6%	1,103	936	18%
MSG	3,852	2,900	33%	n.a.	n.a.	3,310	n.a.	n.a

All-in Sustaining Cost	1,985	1,829	9%	1,449	37%	1,906	1,455	31%
Aranzazu	1,897	2,046	-7%	1,514	25%	1,969	1,529	29%
Apoena	2,668	2,129	25%	1,751	52%	2,362	1,906	24%
Minosa	1,545	1,370	13%	1,292	20%	1,452	1,271	14%
Almas	1,626	1,376	18%	1,364	19%	1,516	1,279	19%
Borborema	1,102	1,256	-12%	1,441	-24%	1,184	1,441	-18%
MSG	5,277	3,735	41%	n.a.	n.a.	4,399	n.a.	n.a

In Q2 2026, Cash Cost was US$1,513/GEO, up 2% compared to Q1 2026, mainly reflecting the impact of MSG’s turn-around phase, whose Cash Cost increased 33% to US$3,852/GEO driven by lower production (more details on section 3.6) as the Company focuses on the primary development. Excluding MSG, Cash Cost was US$1,277/GEO, 2% below the Q1 2026, due to lower unitary costs at Aranzazu, Almas and Borborema — driven by metal price dynamics regarding GEO conversion, higher processed volumes and improved plant performance respectively — offset by an increase at Apoena, where Cash Cost rose 37% due to lower ore mined and grades during the development phase of the Nosde pit. Compared to Q2 2025, Cash Cost increased 32%, also due to MSG. Excluding this impact, Cash Cost had an 11% increase, mainly reflecting lower grades and mine sequencing effects at Apoena and Aranzazu, together with the appreciation of the Mexican Peso (of around 2%) and Brazilian Real during the period.

AISC totaled US$1,985/GEO in Q2 2026, increasing 9% QoQ and 37% YoY. Excluding MSG, AISC was US$1,653/GEO, a 5% increase compared to Q1 2026, mainly driven by higher Sustaining CAPEX at Almas, associated with the pushback of the open pit mine, and mine sequencing at Apoena.

In H1 2026, Cash Cost was US$1,499/GEO (US$1,287/GEO excluding MSG) and AISC was US$1,906/GEO (US$1,615/GEO excluding MSG), reflecting the impacts described above. The Company continues to expect consolidated 2026 Cash Cost and AISC to be within the Company's Guidance range, as results at MSG are expected to improve as the Company advances its turnaround strategy, Apoena's costs should benefit from the higher grades to be accessed later in the year once the Nosde development is completed, as well as the positive impacts of mine sequencing in H2 2026 from other operations.

AURA Q2 2026 | H1 2026 EARNINGS RESULTS

2.5. Operating Expenses

(US$ thousand)	Q2 2026	Q1 2026	QoQ Change %	Q2 2025	YoY Change %	H1 2026	H1 2025	Change%
Gross Profit	191,477	228,828	-16%	103,939	84%	420,305	182,367	130%
Operational Expenses	(16,176)	(23,509)	-31%	(12,937)	25%	(39,685)	(24,703)	65%
General and administrative expenses	(22,477)	(15,742)	43%	(11,284)	99%	(38,219)	(20,920)	83%
Exploration expenses	(3,569)	(2,359)	51%	(1,714)	108%	(5,928)	(3,090)	92%
Other Income/Expenses	9,870	(5,408)	n.a.	61	n.a.	4,462	(693)	n.a.
Operating income	175,301	205,319	-15%	91,002	93%	380,620	157,664	141%

General and Administrative expenses increased 43% compared to Q1 2026, primarily due to a non-recurring provision for judicial contingencies at Apoena of approximately US$4.7 million as well as expenses related to personnel turnover at MSG and professional fees for Era Dorada construction. Versus Q2 2025, G&A increased 99%, reflecting the consolidation of Borborema and MSG (which were not included in the prior-year results) together with these non-recurring legal impacts and higher professional fees related to the Era Dorada Project. In H1 2026, G&A totaled US$38.2 million, an 83% increase from US$20.9 million in H1 2025, mainly driven by the reasons above.

Exploration expenses totaled US$3.6 million in Q2 2026, an increase of 51% compared to Q1 2026 (US$2.4 million) and 108% compared to Q2 2025 (US$1.7 million). The QoQ increase was spread across the operating units, led by Almas totaling US$1.4 million in the quarter, followed by Aranzazu with US$1.1 million and Borborema with US$0.6 million. On a YoY basis and in H1 2026, the increase in both periods was led by the same units and in the same order of impact as the quarter.

The Company recorded net Other Income of US$9.9 million in Q2 2026, an improvement compared to the expense of US$5.4 million in Q1 2026 and compared to the income of US$0.1 million in Q2 2025. The QoQ variation was mainly driven by a US$11.0 million increase in the "Other income/expenses" line, mainly related to the sale of the São Francisco mine. For the H1 2026 period, the Company recorded net Other Income of US$4.5 million, compared to an expense of US$0.7 million in H1 2025, mainly reflecting the effects mentioned above.

The Company thus ended Q2 2026 with Operating Income of US$175.3 million, a decrease of 15% compared to US$205.3 million in Q1 2026, mainly reflecting lower Gross Profit in the quarter (down 16%, from US$228.8 million to US$191.5 million) and higher G&A expenses, partially offset by the positive Other Income. On a YoY basis, Operating Income increased 93% compared to US$91.0 million in Q2 2025, driven by the strong 84% growth in Gross Profit, which more than offset the increase in Operating Expenses.

For the H1 2026 period, Operating Income totaled US$380.6 million, an increase of 141% compared to US$157.7 million in H1 2025, reflecting the significant 130% increase in Gross Profit for the period, partially offset by growth in G&A and exploration expenses.

2.6. Adjusted EBITDA

(US$ thousand)	Q2 2026	Q1 2026	QoQ Change %	Q2 2025	YoY Change %	H1 2026	H1 2025	Change%
Operating Income	175,301	205,319	-15%	91,002	93%	380,620	157,664	141%
Depreciation and Amortization	26,529	33,141	-20%	15,283	74%	59,670	29,346	103%
Other Expenses	(9,870)	5,408	n.a.	(61)	n.a.	(4,462)	693	n.a.
Provision for contingent liabilities	4,699	0	n.a.	0	n.a	4,699	0	n.a.
Adjusted EBITDA	196,659	243,868	-19%	106,224	85%	440,527	187,703	135%
Aranzazu	47,402	41,390	15%	35,684	33%	88,792	60,254	47%
Almas	56,159	49,720	13%	24,709	127%	105,879	47,136	125%
Borborema	47,297	60,939	-22%	2,084	2170%	108,236	2,084	5094%
Minosa	43,249	58,105	-26%	33,533	29%	101,354	60,646	67%
Apoena	13,675	24,274	-44%	16,151	-16%	37,949	29,697	28%
MSG	(1,116)	17,440	n.a	n.a.	n.a	16,324	n.a.	n.a
Corporate, Projects and Other	(10,007)	(8,000)	25%	(7,581)	32%	(18,007)	(12,114)	47%
Adjusted EBITDA Margin	59%	64%	-5 p.p.	56%	3 p.p.	61%	53%	8p.p.

AURA Q2 2026 | H1 2026 EARNINGS RESULTS

Adjusted EBITDA was US$196.7 million in Q2 2026, with an Adjusted EBITDA Margin of 59%. Compared with the previous quarter, Adjusted EBITDA was down 19%, as lower average gold prices (US$4,304/oz, -12% QoQ), combined with lower sales volumes and G&A impacts. Compared with the Q2 2025, Adjusted EBITDA was 85% above, due to the sales increase – considering the inclusion of Borborema and MSG - and higher gold prices, which together more than offset the increase in costs and G&A.

In the first half of 2026, Adjusted EBITDA reached US$440.5 million, more than double of H1 2025 result (US$187.7 million), with a margin of 61% (vs. 53% in H1 2025), supported by a 30% increase in sales and a 53% jump in the average realized gold price

2.7. Financial Result

(US$ thousand)	Q2 2026	Q1 2026	QoQ Change %	Q2 2025	YoY Change %	H1 2026	H1 2025	Change%
EBIT	175,301	205,319	-15%	90,941	93%	380,620	158,357	141%
Financial Result	61,054	(68,921)	n.a.	(59,630)	n.a.	(7,867)	(181,241)	-96%
Accretion expense	(1,981)	(2,279)	-13%	(1,134)	75%	(4,260)	(2,800)	52%
Lease interest expense	(667)	(810)	-18%	(161)	314%	(1,477)	(1,756)	-16%
Interest expense on loans and debentures	(6,266)	(6,387)	-2%	(6,098)	3%	(12,653)	(11,853)	7%
Finance cost on post-employment benefit	(595)	(598)	-1%	(747)	-20%	(1,193)	(1,085)	10%
Unrealized gain/(loss) with derivative gold collars	0	(24,105)	n.a.	(24,304)	n.a.	0	(124,514)	n.a.
Realized loss with derivative gold collars	(37,249)	(33,325)	12%	(11,703)	218%	(70,574)	(17,739)	298%
Loss on other derivative transactions	(1,981)	(1,188)	67%	(1,305)	52%	(3,169)	(3,132)	1%
Foreign exchange	(10,908)	(73)	n.a.	(2,462)	343%	(5,435)	(5,638)	-4%
Change in liability measured at fair value	(1,935)	(5,026)	-62%	(4,025)	-52%	(6,961)	(6,384)	9%
Loss on settlement of liability with equity instruments	0	0	n.a.	(8,768)	n.a.	-	(8,768)	n.a.
Other finance costs	(4,622)	(2,496)	85%	(297)	n.a.	(7,118)	(727)	879%
Finance expenses	(66,204)	(76,287)	-13%	(61,004)	9%	(112,840)	(184,396)	-39%

Unrealized gain/loss with gold derivative	126,013	0	n.a.	0	n.a.	101,908	0	n.a.
Foreign exchange	0	5,546	n.a.	0	n.a.	0	0	n.a.
Interest income	1,245	1,820	-32%	1,374	-9%	3,065	3,155	-3%
Finance income	127,258	7,366	1628%	1,374	9162%	104,973	3,155	3227%

Profit/ (loss) before income taxes	236,355	136,398	73%	31,372	653%	372,753	(23,577)	n.a.

The Company’s Financial Result in Q2 2026 was a gain of US$61.0 million, an improvement compared to a loss of US$ (68.9) million recorded in Q1 2026 and a loss of (US$59.6) million in Q2 2025, impacted by:

•	Unrealized gain on gold hedges of US$126.0 in Q2 2026, arising from mark-to-market (MTM) adjustments related to outstanding gold hedge positions, reflecting decrease in gold prices between the start and the end of the quarter, which closed the quarter at US$4,008.02 per Oz, coming from US$4,646.60 per Oz at the start of the period. In accordance with IFRS standards, the Company records MTM adjustments at the end of each reporting period for all outstanding derivative positions.

AURA Q2 2026 | H1 2026 EARNINGS RESULTS

•	Realized losses with gold hedges of US$37.2 million in Q2 2026 were related to cash settlement of outstanding gold collars during the quarter, driven by the expiration of gold collars within the quarter.

•	Other finance costs include pre-payment fees related to liability management of certain loans of the Company.

In H1 2026, the Financial Result was US$(7.9) million, an improvement compared to a loss of US$ (181.2) million recorded in H1 2025, impacted by:

•	Unrealized gain on gold hedges of US$101.9 in H1 2026, arising from mark-to-market (MTM) adjustments related to outstanding gold hedge positions, reflecting a decrease in gold prices between the start and the end of the semester, which closed the period at US$4,008.02 per Oz, coming from US$4,386.30 per Oz at the end of 2025.

Realized losses with gold hedges of US$70.6 million in H1 2026 were related to cash settlement of outstanding gold collars during the quarter, driven by the expiration of gold collars within the quarter. All of Aura’s outstanding gold collars (166,578 Ozs) are associated with the future production of Borborema and will expire between July/2026 and June/2028. As previously disclosed, an estimated 80% of the production for the first 3 years of the Borborema were hedged in 2023 at ceiling prices of US$2,400 per Oz.

2.8. Net Income

(US$ thousand)	Q2 2026	Q1 2026	QoQ Change %	Q2 2025	YoY Change %	H1 2026	H1 2025	Change%
Profit/ (loss) before income taxes	236,355	136,398	73%	31,372	653%	372,753	(23,577)	n.a.
Total taxes	(18,668)	(41,240)	-55%	(23,225)	-20%	(59,908)	(41,525)	44%
Current income tax expense	(19,794)	(47,409)	-58%	(29,551)	-33%	(67,203)	(50,365)	33%
Deferred income tax expense	1,126	6,169	-82%	6,326	-82%	7,295	8,840	-17%
Profit/(loss) for the period	217,687	95,158	129%	8,147	2572%	312,845	(65,102)	n.a.
Net Margin	65%	25%	40 p.p.	4%	61 p.p.	44%	-18%	n.a..
Unrealized gain/(loss) with derivative gold collars	126,013	(24,105)	n.a.	(24,304)	n.a.	101,908	(124,514)	n.a.
Foreign Exchange	(10,908)	(73)	n.a.	(2,462)	343%	(5,435)	(5,638)	-4%
Deferred taxes on non-monetary items	5,168	9,872	-48%	6,847	-25%	15,040	10,081	49%
Loss on settlement of liability with equity instruments	n.a.	n.a.	n.a.	(8,768)	n.a.	n.a.	(8,768)	n.a.
Adjusted Net Income	97,414	109,464	-11%	36,834	164%	201,332	63,737	216%

Net Income in Q2 2026 was US$217.7 million, a record high and an increase when compared to a Net Income of US$95.2 in Q1 2026 as well as US$8.1 million in Q2 2025. Compared with Q1 2026, the increase was mainly due to the improvement in the Financial Result, as an unrealized gain of US$126.0 million on gold hedges was recorded in Q2 2026 versus an unrealized loss of US (24.1) million in Q1 2026, more than offsetting the sequential decline in Operating Income. Compared with Q2 2025, this improvement was mainly due to the increase in Operating Income and the unrealized gain on gold hedges in the quarter, resulting from mark-to-market (MTM) adjustments on open hedge positions.

In H1 2026, Net Income reached US$312.8 million, compared to a Net Loss of US$(65.1) million in H1 2025, also mainly due to the improvement in Operating Income and MTM adjustments of gold hedge position, which shifted from an unrealized loss of US$(124.5) million in H1 2025 to an unrealized gain of US$101.9 million in H1 2026.

Adjusted Net Income

As a result of the increase in the Company's Operating Income, Adjusted Net Income in Q2 2026 was US$97.4 million, compared to US$36.8 million in Q2 2025, excluding:

AURA Q2 2026 | H1 2026 EARNINGS RESULTS

•	Non-cash gain related to gold hedges: US$126.0 million
•	FX losses: US$(10.9) million
•	Deferred taxes over non-monetary items: US$5.2 million

In H1 2026, Adjusted Net Income was US$201.3 million, compared to US$63.7 million in H1 2025, excluding:

•	Non-cash gain related to gold hedges: US$101.9 million
•	FX losses: US$(5.4) million
•	Deferred taxes over non-monetary items: US$15.0 million

3. Performance of the Operating Units

3.1 Aranzazu

(US$ thousand)	Q2 2026	Q1 2026	QoQ Change %	Q2 2025	YoY Change %	H1 2026	H1 2025	Change%
Production at Constant Prices (GEO)¹	17,882	16,568	8%	23,475	-24%	34,450	43,645	-21%
Production at Current Prices (GEO)	17,882	15,694	14%	22,281	-20%	33,576	42,737	-21%
Sales (GEO)	17,764	16,218	10%	22,290	-20%	33,982	42,746	-21%
Cash Cost (US$/GEO)	1,409	1,558	-10%	1,110	27%	1,480	1,136	30%
AISC (US$/GEO)	1,897	2,046	-7%	1,514	25%	1,969	1,529	29%

Net Revenue	74,825	69,178	8%	62,508	20%	144,003	112,770	28%
Cost of goods sold	(31,424)	(32,479)	-3%	(31,021)	1%	(63,903)	(61,303)	4%
Gross Profit	43,401	36,699	18%	31,487	38%	80,100	51,467	56%
Expenses	(2,348)	(3,755)	-37%	(2,840)	-17%	(6,103)	(5,895)	4%
General and administrative expenses	(1,249)	(1,587)	-21%	(1,516)	-18%	(2,836)	(3,290)	-14%
Exploration expenses	(1,146)	(935)	23%	(794)	44%	(2,081)	(1,503)	38%
Other income (expenses)	47	(1,233)	n.a.	(530)	n.a.	(1,186)	(1,102)	8%
EBIT	41,053	32,944	25%	29,177	41%	73,997	46,674	58%
Adjusted EBITDA	47,402	41,390	15%	35,684	33%	88,792	60,254	47%
Financial Result	(2,310)	(36)	6317%	(4,292)	-46%	(2,346)	(3,796)	-38%
Financial Income	51	113	-55%	(91)	n.a.	164	(1,102)	8%
Financial expenses	(2,361)	(149)	1485%	(3,762)	-37%	(2,510)	(3,796)	-34%
EBT	38,743	32,908	18%	24,885	56%	71,651	41,776	72%
Total taxes	(12,033)	(9,232)	30%	(12,532)	-4%	(21,265)	(19,915)	7%
Current income tax expense	(12,870)	(10,426)	23%	(13,035)	-1%	(23,296)	(19,466)	20%
Deferred income tax expense	837	1,194	-30%	503	66%	2,031	(449)	n.a.
Profit for the period	26,710	23,676	13%	12,353	116%	50,386	21,861	130%

Apply the metal sale prices in Aranzazu realized during Q2 2026: Copper price = US$6.09/lb; Gold Price = US$4,416/oz; Silver Price = US$71.45/oz and Molybdenum Price = US$29.71/oz.

At Aranzazu, Q2 2026 production reached 17,882 GEO, a 14% increase compared to Q1 2026 at current metal prices, mainly reflecting favorable metal price dynamics in the copper-to-GEO conversion: the average realized copper price rose 5% QoQ to $6.09/lb, while gold declined 9% to $4,416/oz and silver declined 14% to $71.45/oz. At constant metal prices, production increased 8% QoQ, driven by higher ore grades from mine sequencing — copper grade up 10% to 1.27%, gold grade up 7% to 0.72 g/t and silver grade up 9% to 18.5 g/t. Compared to Q2 2025, production decreased 20% at current prices and 24% at constant prices, mainly due to the mine plan and sequencing, with ore mined 4% lower, and grades declined across all metals (copper -20%, gold -20% and silver -17%) compounded by lower recoveries. In terms of sales, Aranzazu sold 17,764 GEO in Q2 2026, a 10% increase compared to Q1 2026 but a 20% decrease compared to Q2 2025, in line with the lower production discussed above. In H1 2026, Aranzazu produced 33,576 GEO at current metal prices (34,450 GEO at constant prices), a 21% decrease compared to both current and constant prices, consistent with the lower grades expected from mine sequencing during the first half of the year. Sales followed a similar trend, totaling 33,982 GEO in H1 2026 versus 42,746 GEO in H1 2025.

AURA Q2 2026 | H1 2026 EARNINGS RESULTS

Aranzazu's Net Revenue in Q2 2026 was US$74.8 million, 8% higher compared to Q1 2026, primarily driven by higher copper prices and a higher volume of copper sold. Compared to Q2 2025, Net Revenue increased 20%, as significantly higher average prices realized across all metals more than offset lower sales volumes, in line with the Company's mine sequencing. In H1 2026, Net Revenue totaled US$144.0 million, 28% higher than the US$112.8 million recorded in H1 2025, following the same dynamic of higher metal prices that more than compensated for the lower sales volumes.

Cost of Goods Sold at Aranzazu remained broadly in line with Q2 2025 and decreased 3% compared to Q1 2026, reflecting continued focus on cost control. Cash Cost was US$1,409/GEO in Q2 2026, 10% lower than the previous quarter, driven by higher sales volumes and lower mine costs and impact on GEO conversion due to the reduction in gold prices in the quarter. Versus Q2 2025, Cash Cost rose 27%, almost entirely due to a 20% decline in production volume in line with the Company’s mine sequencing. AISC followed a similar pattern, reaching US$1,897/GEO in Q2 2026 — 7% lower than Q1 2026 thanks to the positive dilution effect of higher sales. Year-over-year, AISC increased 25%, primarily reflecting lower production volumes, despite stable COGS and reductions in CAPEX (-3%) and G&A (-10%). In H1 2026, Cost of Goods Sold was only 4% above H1 2025. Cash Cost averaged US$1,480/GEO (+30%) and AISC reached US$1,969/GEO (+29%), both mainly driven by lower production volumes in the period.

In the quarter, Aranzazu’s general and administrative expenses decreased 21%, to US$1.2 million, compared to Q1 2026, and another 18% decrease compared to Q2 2025, both periods impacted by lower expenses in third party services. In the quarter, exploration expenses were almost in line with Q2 2026, and 44% above Q2 2025 mainly driven by increased exploration in regional targets. Despite the total expenses at Aranzazu decreased 37% in the quarter compared to Q1 2026 and increased 2% compared to Q2 2025, in H1 2026 total expenses was US$6.1 million, an increase of 27%, mainly due to exploration expenses, that increased 38%.

Aranzazu's Adjusted EBITDA reached US$47.4 million in Q2 2026, 15% higher than Q1 2026, mainly driven by higher net revenue due to increase in production and lower costs. Compared to Q2 2025, EBITDA also increased 33% due to higher revenues resulting from higher copper prices, despite lower production. In H1 2026, Adjusted EBITDA totaled US$88.8 million, a 47% increase compared to H1 2025. Net income totaled US$26.7 million in the quarter (+13% QoQ, +116% YoY) and US$50.4 million in H1 2026 (+130% YoY), for the same reason mentioned above.

3.2 Apoena

(US$ thousand)	Q2 2026	Q1 2026	QoQ Change %	Q2 2025	YoY Change %	H1 2026	H1 2025	Change%
Production (GEO)	5,704	7,525	-24%	8,219	-31%	13,229	17,095	-23%
Sales (GEO)	5,704	7,525	-24%	8,219	-31%	13,229	17,627	-25%
Cash Cost (US$/GEO)	1,886	1,380	37%	1,168	61%	1,598	1,200	33%
AISC (US$/GEO)	2,668	2,129	25%	1,751	52%	2,362	1,906	24%

Net Revenue	25,376	35,814	-29%	26,711	-5%	61,190	53,064	15%
Cost of goods sold	(15,538)	(16,230)	-4%	(14,270)	9%	(31,768)	(29,374)	8%
Gross Profit	9,838	19,584	-50%	12,441	-21%	29,422	23,690	24%
Expenses	5,104	(1,161)	n.a.	(954)	n.a.	3,943	(2,310)	n.a.
General and administrative expenses	(5,459)	(1,003)	444%	(936)	483%	(6,462)	(2,237)	189%
Exploration expenses	(210)	(177)	19%	(62)	239%	(387)	(186)	108%
Other income (expenses)	10,773	19	n.a.	44	n.a.	10,792	113	9450%
EBIT	14,942	18,423	-19%	11,443	30%	33,365	21,267	56%
Adjusted EBITDA	13,675	24,274	-44%	16,151	-16%	37,949	29,697	28%
Financial Result	(2,051)	(2,013)	2%	(1,453)	41%	(4,064)	(8,133)	-50%
Financial Income	32	205	-84%	154	-79%	371	159	133%
Financial expenses	(2,083)	(2,218)	-6%	(1,497)	39%	(4,435)	(8,292)	-47%
EBT	12,891	16,410	-21%	9,990	29%	29,301	13,247	121%
Total taxes	(2,924)	(2,804)	4%	(1,211)	141%	(5,728)	131	n.a.
Current income tax expense	(568)	(703)	-19%	(862)	-34%	(1,271)	(1,525)	-17%
Deferred income tax expense	(2,356)	(2,101)	12%	(349)	575%	(4,457)	1,656	n.a.
Profit for the period	9,967	13,606	-27%	8,779	14%	23,573	13,378	76%

AURA Q2 2026 | H1 2026 EARNINGS RESULTS

At Apoena, Q2 2026 production totaled 5,704 GEO, a 24% decrease compared to Q1 2026, mainly due to a 26% decline in grade, from 0.80 g/t to 0.59 g/t, as expected due to mine sequencing, and also by a 2.1 p.p. decrease in recovery. Ore plant feed remained broadly in line with Q1 2026, while ore mined decreased 49%, reflecting the investment period in Nosde Phase 3 development. Compared to Q2 2025, production decreased 31%, primarily due to the same combination of 20% lower grades and lower recovery, down 1.8 p.p. Ore mined was 26% lower YoY, mainly reflecting the exhaustion of the Ernesto and Lavrinha pits during 2025, while ore plant feed declined 19%, due to the higher toughness of the Nosde ore compared to the previous year's ore.

In H1 2026, Apoena produced 13,229 GEO, a 23% decrease compared to the 17,095 GEO produced in H1 2025, mainly due to lower ore plant feed and lower grades over the semester. In the quarter and in the semester, Apoena sold the same amount as produced (5,704 GEO in Q2 2026 and 13,229 GEO in H1 2026), consistent with the Company's plan to achieve higher grades in the Nosde Pit during the second half of 2026.

Apoena’s Net Revenue totaled US$25.4 million for Q2 2026, 29% lower than Q1 2026, due to a decrease of 24% in sales and lower gold price, and 5% lower than Q2 2025, driven primarily by lower production. In H1 2026, Net Revenue totaled US$61.2 million, 15% increase compared to the same period of 2025, largely explained by the same reasons previously described.

In Q2 2026, cost of goods sold (COGS) totaled US$15.6 million, an increase 9%, driven largely by increase in ore mined and by the appreciation of the Brazilian Real against the US dollar. Compared with Q1 2026, this result represented a 4% decrease, primarily driven by a 49% decrease in ore mined compared to Q1 2026. However, the focus on Nosde Phase pit expansion impacted directly the total material mined, which increased 22% QoQ, and the strip ratio (from 12.2x in Q1 2026 to 30.3x in Q2 2026). These factors, together with a lower recovery rate (90.5% in Q2 2026, vs. 92.4% in Q1 2026) and lower grades, which impacted directly the production, drove Cash Cost to US$1,886/GEO in the quarter, a 37% increase compared to Q1 2026. In Q2 2026, Apoena's AISC was US$2,668/GEO, 25% higher than Q1 2026, primarily reflecting the higher G&A described below. Considering these impacts, in H1 2026 AISC was US$2,362/GEO, 24% above the same period of 2025. These results are in line with the Company`s plan and Guidance, and cash costs and AISC are expected to decrease in H2 2026 as Apoena will reach higher grade ore material from the Nosde pit.

Apoena's general and administrative expenses in the quarter totaled US$5.5 million, 444% higher than Q1 2026 and 483% higher than Q2 2025, primarily explained by a non-recurring provision for judicial contingencies in Q2 2026. In the quarter, exploration expenses increased 19%, due to increased regional mapping activity in the Jiboinha, Guaporé-Sararé and Serra Dourada targets. Year-over-year, this expense increased 239%, for the same reason. In Q2 2026, the increase in G&A and in exploration expenses were offset by the sale of São Francisco, impacting the line “Other Income/Expenses. This effect also positively impacted H1 2026 compared to H1 2025.

AURA Q2 2026 | H1 2026 EARNINGS RESULTS

Apoena's Adjusted EBITDA in Q2 2026 reached US$13.7 million, a decrease of approximately 44% compared to Q1 2026 and 16% compared to Q2 2025, reflecting lower production and sales volumes as well as higher costs, as described above. During the quarter, Apoena recognized a non-recurring provision of US$4.7 million. As this was a one-time item, it was excluded from the calculation of Adjusted EBITDA. In H1 2026, Adjusted EBITDA reached US$37.9 million, a 28% increase compared to the same period of 2025, despite lower production and sales volumes and higher costs, the increase in gold prices more than offset these impacts, supporting an increase in Adjusted EBITDA.

3.3 Minosa

(US$ thousand)	Q2 2026	Q1 2026	QoQ Change %	Q2 2025	YoY Change %	H1 2026	H1 2025	Change%
Production (GEO)	14,284	17,399	-18%	18,039	-21%	31,683	35,693	-11%
Sales (GEO)	15,296	17,456	-12%	17,836	-14%	32,762	35,362	-7%
Cash Cost (US$/GEO)	1,308	1,188	10%	1,178	11%	1,244	1,164	7%
AISC (US$/GEO)	1,545	1,370	13%	1,292	20%	1,452	1,271	14%

Net Revenue	64,286	80,020	-20%	55,776	15%	144,306	103,838	39%
Cost of goods sold	(21,346)	(22,680)	-6%	(22,056)	-3%	(44,026)	(43,532)	1%
Gross Profit	42,940	57,340	-25%	33,720	27%	100,280	60,306	66%
Expenses	(1,479)	(1,245)	19%	(1,177)	3%	(2,724)	(2,792)	-2%
General and administrative expenses	(1,004)	(1,101)	-9%	(1,166)	-14%	(2,105)	(2,301)	-9%
Exploration expenses	(19)	(65)	-71%	(264)	-93%	(84)	(500)	-83%
Other income (expenses)	(456)	(79)	477%	253	n.a.	(535)	9	n.a.
EBIT	41,461	56,095	-26%	32,290	28%	97,556	57,505	70%
Adjusted EBITDA	43,249	58,105	-26%	33,533	29%	101,354	60,646	67%
Financial Result	(1,252)	(1,246)	0%	(1,189)	5%	(2,498)	(2,754)	-9%
Financial Income	89	65	37%	71	25%	154	182	-15%
Financial expenses	(1,341)	(1,311)	2%	(1,442)	-7%	(2,652)	(2,936)	-10%
Profit before income taxes	40,209	54,849	-27%	31,101	29%	95,058	54,760	74%
Total taxes	(9,865)	(14,770)	-33%	(7,425)	33%	(24,635)	(13,643)	81%
Current income tax expense	(10,707)	(14,489)	-26%	(7,774)	38%	(25,196)	(14,385)	75%
Deferred income tax expense	842	(281)	n.a.	349	141%	561	742	-24%
Profit for the period	30,344	40,079	-24%	23,676	28%	70,423	41,117	71%

At Minosa, Q2 2026 production totaled 14,284 GEO, an 18% decrease compared to Q1 2026, mainly driven by lower gold extraction (-8.1 p.p.) associated with the increase in stacking level within the leach pad. This effect was compounded by 10% lower ore plant feed, together with 5% lower grades. Compared to Q2 2025, production decreased 21%, primarily due to the same decline in extraction (-20.2 p.p.) for the same reasons described above. In terms of sales, Minosa sold 15,296 GEO, 12% lower than Q1 2026 and 14% lower than Q2 2025. In H1 2026, Minosa produced 31,683 GEO, an 11% decrease compared to the 35,693 GEO produced in H1 2025, consistent with the same leach pad level increased throughout the semester. Sales followed a similar trend, totaling 32,762 GEO in H1 2026 versus 35,362 GEO in H1 2025, an 7% decrease, directly reflecting the lower production volumes in the period.

Minosa's Net Revenue totaled US$64.3 million for Q2 2026, 20% lower than Q1 2026, mainly reflecting the lower production and sales volumes and gold prices decrease in the quarter. Compared to Q2 2025, Net Revenue increased 15%, driven by higher gold prices. In H1 2026, Minosa's Net Revenue reached US$144.3 million, a 39% increase compared to the US$103.8 million recorded in H1 2025, also due to the higher gold price.

AURA Q2 2026 | H1 2026 EARNINGS RESULTS

In Q2 2026, Cost of Goods Sold totaled US$21.3 million, down 6% quarter-over-quarter and 3% year-over-year, driven by lower total ore mined (-22% QoQ and -9% YoY). Minosa’s Cash Cost reached US$1,308/oz, 10% higher than Q1 2026 and 11% higher than the US$1,178/oz recorded in Q2 2025. The increase was mainly attributable to lower production volume. AISC followed the same trend, rising to US$1,545/oz (+13% QoQ and -+20% YoY), primarily reflecting the impact above and higher Sustaining Capex, due to investment on the construction of the new leach pad.

G&A expenses were US$1.1 million in Q2 2026, 9% lower than Q1 2026 and 14% lower than Q2 2025, mainly due to lower expenses in third party services. In H1 2026, G&A also decreased 9% for the same reason previously mentioned.

Adjusted EBITDA was US$43.2 million in Q2 2026, 26% lower than Q1 2026 (US$58.1 million), mainly explained by the combination of lower production and sales volume as well as lower realized gold price for Minosa. Compared to Q2 2025, Adjusted EBITDA increased 29%, from US$33.5 million to US$43.2 million, in line with the gold price increase. In H1 2026, Adjusted EBITDA totaled US$101.4 million, 67% higher than the US$60.6 million recorded in H1 2025.

3.4 Almas

(US$ thousand)	Q2 2026	Q1 2026	QoQ Change %	Q2 2025	YoY Change %	H1 2026	H1 2025	Change%
Production (GEO)	16,130	15,838	2%	12,917	25%	31,968	26,018	23%
Sales (GEO)	17,920	14,048	28%	12,917	39%	31,968	26,018	23%
Cash Cost (US$/GEO)	1,156	1,204	-4%	1,167	-1%	1,177	1,118	5%
AISC (US$/GEO)	1,626	1,376	18%	1,364	19%	1,516	1,279	19%

Net Revenue	79,322	68,693	15%	41,751	90%	148,015	78,878	88%
Cost of goods sold	(25,105)	(21,670)	16%	(18,036)	39%	(46,775)	(34,550)	35%
Gross Profit	54,217	47,023	15%	23,715	129%	101,240	44,328	128%
Expenses	(4,037)	(2,048)	97%	(1,918)	110%	(6,085)	(2,964)	105%
General and administrative expenses	(1,041)	(1,137)	-8%	(1,475)	-29%	(2,178)	(2,278)	-4%
Exploration expenses	(1,407)	(921)	53%	(423)	233%	(2,328)	(660)	253%
Other income (expenses)	(1,589)	10	n.a.	(20)	n.a.	(1,579)	(26)	5973%
EBIT	50,180	44,975	12%	21,817	130%	95,155	41,390	130%
Adjusted EBITDA	56,159	49,720	13%	24,709	127%	105,879	47,136	125%
Financial Result	(7,168)	(1,709)	319%	(4,448)	61%	(8,877)	(8,188)	8%
Financial Income	246	317	-22%	1,015	-76%	563	2,283	-75%
Financial expenses	(7,414)	(2,026)	266%	(5,463)	36%	(9,440)	(10,471)	-10%
Profit before income taxes	43,012	43,266	-1%	17,349	148%	86,278	33,176	160%
Total taxes	11,067	(2,986)	n.a.	(1,226)	n.a.	8,081	(5,983)	n.a.
Current income tax expense	12,493	(7,590)	n.a.	(7,101)	n.a.	4,903	(13,099)	n.a.
Deferred income tax expense	(1,426)	4,604	n.a.	5,875	n.a.	3,178	7,116	-55%
Profit for the period	54,079	40,280	34%	16,123	231%	94,359	27,193	247%

At Almas, Q2 2026 production reached 16,130 GEO, a 2% increase compared to Q1 2026 and a 25% increase compared to Q2 2025, driven by higher ore processed volumes from the ongoing expansion project of the plant's operational capacity. Ore plant feed increased by 17% QoQ and 34% YoY, while total mined volumes increased by 31% QoQ and 16% YoY, also a reflection of the expansion. These gains were achieved despite a lower average grade resulting from the mine sequencing. In terms of sales, Almas sold 17,920 GEO in Q2 2026, higher than production as the last shipment of the previous quarter was in transit and was considered as Q2 2026 sale volume. In H1 2026, Almas produced 31,968 GEO, a 23% increase compared to the 26,018 GEO produced in H1 2025, driven mainly by 20% higher ore volumes and 30% higher ore plant feed, reflecting the results of the plant expansion. Sales in H1 2026 totaled 31,968 GEO, in line with production for the semester.

AURA Q2 2026 | H1 2026 EARNINGS RESULTS

Net Revenue was US$79.3 million in Q2 2026, up 15% from Q1 2026 and 90% higher than Q2 2025, both periods impacted by higher production and sales, and compared to Q2 2025 there was also positive impact of higher gold prices. In H1 2026, Net Revenue totaled US$148.0 million, an 88% increase over H1 2025, for the same reasons previously mentioned.

Cost of Goods Sold totaled US$25.1 million in Q2 2026, up 16% from Q1 2026 and 39% from Q2 2025, primarily reflecting higher total ore mined (+31% QoQ and +16% YoY) as result of increase in total production capacity. In H1 2026, COGS reached US$46.8 million, 35% higher than the same period of 2025 for the same reason. Cash Cost was US$1,156/GEO in Q2 2026, 4% lower than Q1 2026 (US$1,204/GEO) and 1% lower than Q2 2025 (US$1,167/GEO), as higher production volumes more than offset the impact of lower grades. For the first half of 2026, Cash Cost averaged US$1,177/GEO, 5% above H1 2025. Almas’ All-in Sustaining Cost stood at US$1,626/GEO in Q2 2026, up 18% from the previous quarter, mainly due to higher Sustaining CAPEX mainly as result of the Paiol’s pit pushback mine development (which rose from US$1.6 million in Q1 2026 to US$7.6 million in Q2 2026) as planned by the Company. The same CAPEX increases versus Q2 2025 (+520%) also drove a 19% rise in AISC year-over-year. In H1 2026, AISC was US$1,516/GEO.

General and administrative expenses were US$1.0 million in Q2 2026, 8% lower than Q1 2026 and 29% below Q2 2025), mainly due to lower expenses in third party services in both periods. Exploration expenses were US$1.4 million in Q2 2026, up 53% from Q1 2026 and 233% above Q2 2025, mainly driven by the focus on Almas underground project. In H1 2026 exploration expenses totaled US$2.3 million, 253% higher than H1 2025.

Adjusted EBITDA totaled US$56.2 million in Q2 2026, 13% higher than Q1 2026 (US$49.7 million) and 127% above Q2 2025 (US$24.7 million) for the reasons discussed above. In H1 2026, Adjusted EBITDA was US$105.9 million, 125% higher than H1 2025 (US$47.1 million).

3.5 Borborema

(US$ thousand)	Q2 2026	Q1 2026	QoQ Change %	Q2 2025	YoY Change %	H1 2026
Production (GEO)	14,251	17,101	-17%	2,577	453%	31,352
Sales (GEO)	14,539	16,609	-12%	1,190	1122%	31,148
Cash Cost (US$/GEO)	991	1,200	-17%	936	6%	1,103
AISC (US$/GEO)	1,102	1,256	-12%	1,441	-24%	1,184

Net revenue	63,242	81,988	-23%	3,690	1614%	145,230
Cost of goods sold	(18,326)	(25,445)	-28%	(1,114)	1545%	(43,771)
Gross Profit	44,916	56,543	-21%	2,576	1644%	101,459
Expenses	(1,315)	(1,228)	7%	(378)	248%	(2,543)
General and administrative expenses	(1,061)	(1,015)	5%	(378)	181%	(2,076)
Exploration expenses	(583)	(211)	176%	n.a.	0%	(794)
Other income (expenses)	329	(2)	n.a.	11	2891%	327
EBIT	43,601	55,315	-21%	2,198	1884%	98,916
Adjusted EBITDA	47,297	60,939	-22%	2,084	2170%	108,236
Financial Result	(9,117)	(9,521)	-4%	(4,982)	83%	(18,638)
Financial Income	172	220	-22%	21	719%	392
Finance expenses	(9,289)	(9,741)	-5%	(5,003)	86%	(19,030)
EBT	34,484	45,794	-25%	(2,773)	n.a.	80,278 C
Total taxes	(5,297)	(5,259)	1%	(309)	1614%	(10,556)
Current income tax expense	(5,799)	(6,613)	-12%	n.a.	0%	(12,412)
Deferred income tax expense	502	1,354	-63%	(309)	n.a.	1,856
Profit/(loss) for the period	29,187	40,535	-28%	(3,082)	n.a.	69,722

AURA Q2 2026 | H1 2026 EARNINGS RESULTS

At Borborema, Q2 2026 production totaled 14,251 GEO, a 17% decrease compared to Q1 2026, driven by lower grades, which declined 18%, from 1.41 g/t to 1.16 g/t, due to mine sequencing and as expected. This effect occurred despite higher ore mined, up 27% QoQ, and higher ore plant feed, up 5% QoQ. Compared on YoY, production increased significantly (+453%) as well as sales, since Borborema was in a pre-commercial production stage in Q2 2025. In terms of sales, Borborema sold 14,539 GEO in Q2 2026, a 12% decrease compared to Q1 2026. In H1 2026, Borborema produced 31,352 GEO.

Net Revenue was US$63.2 million in Q2 2026, down 23% from Q1 2026, driven by lower sales volumes and lower metal prices. In H1 2026, Net Revenue was US$ 145.2 million.

In Q2 2026, cost of goods sold (COGS) decreased 28% compared to Q1 2026, reflecting 12% lower sales volumes in the quarter. In H1 2026, COGS was US$43.8 million. The Cash Cost was US$0,991/GEO in Q2 2026, a 17% decrease compared to Q1 2026 (US$1,200/GEO), due to a lower waste-to-ore ratio (from 2.69x to 2.10x), and higher recovery rates (from 88.4% to 90.3%), reflecting the re-stabilization of the CIL circuit — which had been impacted in Q1 2026 as previously disclosed. In H1 2026, Cash Cost was US$1,103/GEO. Borborema's AISC was US$1,102/GEO in Q2 2026, 12% lower than Q1 2026 (US$1,256/GEO), mainly due to the decrease in the Cash Cost and lower CAPEX. In H1 2026, AISC was US$1,184/GEO.

General and administrative expenses increased 5% in the quarter compared to Q1 2026 mainly due to higher expenses in services. Exploration expenses increased 176% compared to Q1 2026 because of an increase in studies of regional targets.

Adjusted EBITDA was US$47.3 million in Q2 2026, a 22% decrease compared to Q1 2026, reflecting 23% lower Net Revenue, impacted by lower production and sales in the quarter, as well as lower gold prices, partially offset by the lower Cash Cost.

3.6 MSG

(US$ thousand)	Q2 2026	Q1 2026	QoQ Change %	H1 2026
Production (GEO)	7,186	8,580	-16%	15,766
Sales (GEO)	7,190	9,503	-24%	16,693
Cash Cost (US$/GEO)	3,852	2,900	33%	3,310
AISC (US$/GEO)	5,277	3,735	41%	4,399

Net revenue	28,916	46,913	-38%	75,829
Cost of goods sold	(32,751)	(35,274)	-7%	(68,025)
Gross Profit	(3,835)	11,639	n.a.	7,804
Expenses	(2,766)	(1,911)	45%	(4,677)
General and administrative expenses	(2,412)	(1,882)	28%	(4,294)
Exploration expenses	(215)	(29)	641%	(244)
Other income (expenses)	(139)	-	n.a.	(139)
EBIT	(6,601)	9,728	n.a.	3,127
Adjusted EBITDA	(1,116)	17,440	n.a.	16,324
Financial Result	(4,884)	2,429	n.a.	(2,455)
Financial Income	52	42	24%	94
Finance expenses	(4,936)	2,387	n.a.	(2,549)
Profit before income taxes	(11,485)	12,157	n.a.	672
Total taxes	3,402	(3,279)	n.a.	123
Current income tax expense	929	(4,477)	n.a.	(3,548)
Deferred income tax expense	2,473	1,198	106%	3,671
Profit/(loss) for the period	(8,083)	8,878	n.a.	795

AURA Q2 2026 | H1 2026 EARNINGS RESULTS

In Q2, MSG continued the Q1 2026 strategy aiming to establish the structural foundations for the assets’ turnaround. Aura advanced underground development, with approximately 1,845 meters completed during the period, ending the semester with 3,645 meters, and accelerated the surface exploration program. This effort complements the previously disclosed resource and reserve update and supports the ramp-up toward the second half of 2026, when the expected production turnaround for 2027 begins to materialize. The technical agenda progressed in line with our safety priorities: the quarter was completed with zero lost-time injuries (LTI), reflecting the strong adoption of the Aura 360° culture across leadership and operational teams, and reinforcing our commitment to safe, disciplined mining and long-term value creation.

Q2 2026 production totaled 7,186 GEO, a 16% decrease compared to Q1 2026, driven by a decline in grade, from 1.54 g/t to 0.90 g/t, as surface and stockpile material — with lower grade than underground ore — represented a larger share of the plant feed in the quarter as the Company focuses on the primary development of the mine. This also impacts in a 4.6 p.p. decrease in recovery, to 87.7%. In terms of sales, MSG sold 7,190 GEO in Q2 2026, a 24% decrease compared to Q1 2026, also a consequence of the higher processed mass at lower grade. In H1 2026, MSG produced 15,766 GEO and sold 16,698 GEO.

Net Revenue was US$28.9 million in Q2 2026, down 38% from Q1 2026, impacted by a combination of lower sales volume and lower gold prices. MSG was more heavily impacted than the Company's other assets since production and sales in May and June — when prices gradually declined — accounted for a larger share of the quarter's sales. In H1 2026, Net Revenue was US$ 75.8 million.

In Q2 2026, cost of goods sold (COGS) decreased 7% compared to Q1 2026, reflecting lower sales volumes in the quarter. In H1 2026, COGS was US$68.0 million. The Cash Cost was US$3,852/GEO in Q2 2026, a 33% increase compared to US$2,900/GEO in Q1 2026, mainly due to lower sales, as COGS increased 3% QoQ. MSG All-in Sustaining Cost (AISC) was US$5,277/GEO in Q2 2026, up 41% from US$3,735/GEO in Q1 2026. This reflects the Company's decision to focus on developing underground infrastructure upgrades as well as on the primary development of the mine, that are expected to improve operational performance in H2 2026. In H1 2026, AISC was US$4,399/GEO.

General and administrative expenses increased 28% quarter-over-quarter, negatively impacted by a non-recurring charge associated with personnel turnover at MSG. Exploration expenses increased 641% compared to Q1 2026 because of an increase in studies of regional targets.

The focus on primary development aligned with lower grades, which impacted directly in the sales and contingencies linked to the turnover drove the Adjusted EBITDA to US$(1.1) million in Q2 2026, a decrease compared to US$17.4 million in Q1 2026. In H1 2026, Adjusted EBITDA was US$16.3 million.

AURA Q2 2026 | H1 2026 EARNINGS RESULTS

4. Cash Flow

(US$ thousand)	Q2 2026	Q1 2026	QoQ Change %	Q2 2025	YoY Change %	H1 2026	H1 2025	Change%
Adjusted EBITDA	196,659	243,868	-19%	106,224	85%	440,527	187,703	135%
(+) Exploration Expenses	3,569	2,359	51%	1,714	108%	5,928	3,090	92%
(-) Sustaining Capex and Exploration Capex in mines in production	(30,111)	(20,259)	49%	(15,151)	99%	(50,370)	(28,342)	78%
(+/-) ∆ Working Capital, Changes in Other Assets and Liabilities and Others	(7,494)	(42,247)	-82%	7,024	n.a.	(49,741)	(12,020)	314%
(-) Income Taxes Paid	(40,898)	(51,502)	-21%	(22,570)	81%	(92,400)	(39,444)	134%
(-) Lease Payments	(4,246)	(4,041)	5%	(5,122)	-17%	(8,287)	(9,361)	-11%
(-) Realized Losses on Gold Hedges	(37,249)	(33,325)	12%	(11,703)	218%	(70,574)	(17,759)	297%
Recurring Free Cash Flow	80,230	94,852	-15%	60,420	33%	175,083	83,867	107%

Recurring Free Cash Flow for the quarter was US$80.2 million, 15% lower than Q1 2026 and 33% higher than Q2 2025. The increase compared to Q2 2025 was mainly related to higher sales and gold prices, partially offset by higher CAPEX and realized losses on gold hedges. In H1 2026, Free Cash Flow was US$175.1 million, 107% higher than H1 2025.

The chart below shows the change in cash position for the three and six months ending June 30, 2026, from a management perspective:

Changes to the Cash Position Q1 2026 vs. Q2 2026 – Managerial View (US$ Million)

AURA Q2 2026 | H1 2026 EARNINGS RESULTS

Changes to the Cash Position Q4 2025 vs. Q2 2026 – Managerial View (US$ Million)

Notes: “Adjusted Capex” includes Exploration and Expansion Capex; “Changes in WC and others” includes changes in Other current and non-current assets and liabilities.

5. Investment

The Company’s consolidated Capex for Q2 2026 totaled US$84.3 million. The main investment headlines for the quarter include:

•	Expansion of Capex: US$53.5 million, mainly on Apoena, Era Dorada and Almas, where US$17.8 million was invested at Apoena, US$8.9 million at Era Dorada and US$8.1 million at Almas. Another US$ 4.8 million was invested at MSG and US$ 7.9 million at Borborema. The remaining US$4.0 million was at Aranzazu and Minosa. US$2.1 million was invested in Projects.
•	Sustaining Capex: US$25.3 million, of which US$7.3 million was invested by Aranzazu, US$6.9 million at Almas, US$5.5 million at MSG and another US$5.6 million at Minosa, Apoena and Borborema.
•	Exploration Capex: US$5.5 million, allocated to exploration activities. MSG led investment with US$2.2 million, followed by Apoena with US$1.5 million. Aranzazu, Minosa and Almas totaled US$1.1 million. Other exploration projects totaled US$0.7 million.

The Company’s consolidated Capex for H1 2026 totaled US$128.4 million. The main investment headlines for the quarter include:

•	Expansion of Capex: US$76.6 million, mainly on Apoena, Era Dorada and Almas, where US$27.2 million was invested at Apoena, US$15.3 million at Era Dorada and US$11.2 million at Almas. Another US$ 4.8 million was invested at MSG and US$10.1 at Borborema. The remaining US$5.3 million was at Aranzazu and Minosa. US$2.7 million was invested in Projects.
•	Sustaining Capex: US$43.1 million, of which US$13.5 million was allocated at Aranzazu, US$11.2 million at MSG, US$7.8 million at Almas and another US$10.5 million at Minosa, Apoena and Borborema.
•	Exploration Capex: US$8.8 million, allocated to exploration activities. Apoena led investment with US$2.8 million, followed by MSG with US$2.3 million. Aranzazu, Minosa and Almas totaled US$2.3 million. Other exploration projects totaled US$1.5 million.

AURA Q2 2026 | H1 2026 EARNINGS RESULTS

6. Gross and Net Debt

Total gross debt (short and long-term portion) was US$441.2 million at the end of Q2 2026, an increase when compared to US$409.0 million at the end of Q1 2026 as result of a new debt issued at MSG during the period

The Company’s cash position remains comfortable, closing out the quarter at US$ 248.3 million.

The Company's Net Debt reached US$168.0 million by Q2 2026, an increase compared to US$115.2 million at the end of Q1 2026. The main source of cash was the cash flows generated from operating activities in an amount of US$111.9 million (net of income taxes paid of US$40.9 million and payment of realized losses with gold derivatives of US$37.2 million), while main uses of cash included CAPEX of US$84.3 million and dividends and share buybacks paid of US$ 67.7 million.

Net Debt Breakdown

(US$ thousand)	Q2 2026	Q1 2026	QoQ Change %	Q2 2025	YoY Change %
Loans and debentures (current)	64,985	97,090	-33%	78,786	-18%
Loans and debentures (non-current)	376,259	311,958	21%	375,107	0%
Gross debt	441,244	409,048	8%	453,893	-3%
Cash and cash equivalents	248,322	267,789	-7%	167,938	48%
Restricted Cash	3,492	3,352	4%	n.a.	n.a.
Derivative financial instrument (Almas Swap)	21,404	22,726	-6%	5,395	297%
Net Debt	168,026	115,181	46%	280,560	-40%
Net Debt/LTM EBITDA	0.21x	0.16x	0.05x	0.81x	-0.59x

7. Guidance vs. Actual1

The Company is on track to achieve the 2026 Guidance, including Production, Cash Cost, All-in Sustaining Cost (AISC) and CAPEX, as shown in the results below:

Gold equivalent ounces production ('000 GEO) – 2026
	Low	High	H1 2026	H1 2026 at Guidance metal prices	%
Aranzazu	68	76	34	31	46%-41%
Apoena	37	44	13	13	35% - 30%
Minosa	63	70	32	32	51% - 46%
Almas	57	63	32	32	56% - 51%
Borborema	65	77	31	31	48% - 40%
MSG	50	60	16	16	32% - 27%
Total	340	390	158	155	46%-40%

_________________________________

1 Key Factors:

The Company’s future profitability, operating cash flow and financial position will be directly related to prevailing gold and copper prices. Key factors that influence the price of gold and copper include, among others, the supply and demand for gold and copper, the relative strength of currencies (especially the US dollar) and macroeconomic factors, such as current and future expectations for inflation and interest rates. Management believes that the economic environment in the short and medium term should remain relatively favorable with respect to commodity prices, albeit with continued volatility.

To reduce the risks associated with commodity prices and currency volatility, the Company will continue to assess and deploy hedging programs. For more information on this subject, please refer to the Reference Form.

Other key factors influencing profitability and operating cash flows are: production levels (affected by grades, ore quantities, process recoveries, labor, country stability and availability of facilities and equipment); production and processing costs (impacted by production levels, prices and the use of key consumables, labor, inflation and exchange rates), and other factors.

AURA Q2 2026 | H1 2026 EARNINGS RESULTS

Cash Cost per equivalent ounce of gold produced – 2026
	Low	High	H1 2026	H1 2026 at Guidance metal prices	%
Aranzazu	1,323	1,429	1,480	1,289	97% - 90%
Apoena	1,128	1,209	1,598	1,598	142% - 132%
Minosa	1,208	1,305	1,244	1,244	103% - 95%
Almas	1,059	1,135	1,177	1,177	111% - 104%
Borborema	1,009	1,089	1,103	1,103	109% - 101%
Total ex-MSG	1,151	1,238	1,287	1,243	108% - 100%
MSG	2,189	2,364	3,310	3,310	151% - 140%
Total w/ MSG	1,303	1,411	1,499	1,453	111% - 103%

AISC per equivalent ounce of gold produced – 2026
	Low	High	H1 2026	H1 2026 at Guidance metal prices	%
Aranzazu	1,726	1,865	1,969	1,714	99% - 92%
Apoena	1,905	2,041	2,362	2,362	124% - 116%
Minosa	1,372	1,481	1,452	1,452	106% - 98%
Almas	1,415	1,516	1,516	1,516	107% - 100%
Borborema	1,177	1,271	1,184	1,184	101% - 93%
Total ex-MSG	1,488	1,602	1,615	1,560	105% - 97%
MSG	3,072	3,318	4,399	4,399	143% - 133%
Total w/ MSG	1,720	1,865	1,906	1,847	107% - 99%

CAPEX – 2026
	Low	High	H1 2026%
Sustaining	105	123	43	41% - 35%
Exploration	19	25	9	46% - 35%
Expansion	262	314	77	29% - 24%
Total	386	462	128	33% - 28%

8. Shareholder Information

As of June 30, 2026, the Company had the following outstanding: 83,836,843 Common Shares, 1,089,400 stock options, and 82,785 deferred share units.

9. Attachments

9.1 Non-GAAP Performance Measures

Set out below are reconciliations for certain non-GAAP financial measures (including non-GAAP ratios) utilized by the Company in this Earnings Release: Adjusted EBITDA; Adjusted net Income, cash operating costs per gold equivalent ounce sold; AISCs; Net Debt; and Adjusted EBITDA Margin, which are non-GAAP financial measures. These non-GAAP measures do not have any standardized meaning within IFRS and therefore may not be comparable to similar measures presented by other companies. The Company believes that these measures provide investors with additional information which is useful in evaluating the Company’s performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

AURA Q2 2026 | H1 2026 EARNINGS RESULTS

A. Reconciliation from income for the quarter to Adjusted EBITDA:

(US$ thousand)

(US$ thousand)	Q2 2026	Q2 2025	H1 2026	H1 2025
Profit / (Loss) for the period	217,687	8,147	312,845	(65,102)
Current income tax expense	19,794	29,551	67,203	50,365
Deferred income tax expense	(1,126)	(6,326)	(7,295)	(8,840)
Finance expense	66,204	61,004	112,840	184,396
Finance income	(127,258)	(1,374)	(104,973)	(3,155)
Other income (expense)	(9,870)	(61)	(4,462)	693
Depletion and amortization	26,529	15,283	59,670	29,346
Provision for contingent liabilities	4,699	-	4,699	-
Adjusted EBITDA	196,659	106,224	440,527	187,703

B. Reconciliation from the consolidated financial statements to cash operating costs per gold equivalent ounce sold:

(US$ thousand)

(US$ thousand)	Q2 2026	Q2 2025	H1 2026	H1 2025
Cost of goods sold	(144,490)	(86,497)	(298,268)	(169,873)
Depletion and amortization	25,868	14,948	58,833	28,812
Subtotal	(118,622)	(71,549)	(239,435)	(141,061)
Gold Equivalent Ounces sold	78,414	62,452	159,782	122,943
Cash costs per gold equivalent ounce sold¹	1,513	1,146	1,499	1,147

C. Reconciliation from the consolidated financial statements to all in sustaining costs per gold equivalent ounce sold:

(US$ thousand)

(US$ thousand)	Q2 2026	Q2 2025	H1 2026	H1 2025
Cost of goods sold	(144,490)	(86,497)	(298,268)	(169,873)
Depletion and amortization	25,868	14,948	58,833	28,812
Subtotal	(118,622)	(71,549)	(239,435)	(141,061)
Adjusted capex	30,111	13,993	50,370	26,044
General and Administrative Expenses for the mines in production[2]	10,618	3,746	16,906	7,317
Legal contingencies at Apoena	(4,699)	n.a	(4,699)	n.a
Lease Payments	894	1,226	2,342	4,449
Subtotal	(155,546)	(90,515)	(304,354)	(178,870)
Gold Equivalent Ounces sold (in thousands)	78,414	62,452	159,782	122,943
All In Sustaining costs per ounce sold equivalent ounce sold[3]	1,985	1,449	1,906	1,455

______________________________

2 Not including Amortization & depletion

3 Considered all mines in production.

AURA Q2 2026 | H1 2026 EARNINGS RESULTS

D. Reconciliation from the consolidated financial statements to realized average gold price per ounce sold, net4:

(US$ thousand)

(US$ thousand)	Q2 2026	Q2 2025	H1 2026	H1 2025
Gold Revenue, net of Sales Taxes	261,057	127,928	574,463	239,470
Ounces of gold sold	60,650	40,162	125,800	80,197

Realized average gold price per ounce sold, net	4,304	3,185	4,566	2,986

E. Net Debt:

(US$ thousand)

(US$ thousand)	H1 2026	H1 2025
Loans and debentures (current)	64,985	78,786
Loans and debentures (non-current)	376,259	375,107
Derivative Financial Instrument (Swap – Aura Almas (Itaú Bank)	(21,404)	(5,395)
Restricted Cash	(3,492)	-
Cash and Cash Equivalents	(248,322)	(167,938)
Net Debt	168,026	280,560

(1) Derivative Financial Instrument: only includes the swap related to the Aura Almas Debenture.

_____________________________

4 Realized average gold price per ounce sold, net is a non-GAAP financial measure with no standardized meaning under IFRS, and therefore may not be comparable to similar measures presented by other issuers. For further information and detailed reconciliations to the most directly comparable IFRS measures, see Section 17: Non-GAAP Performance Measures in this MD&A.

AURA Q2 2026 | H1 2026 EARNINGS RESULTS

F. Adjusted EBITDA Margin5 (Adjusted EBITDA/Revenues):

(US$ thousand)

(US$ thousand)	Q2 2026	Q2 2025	H1 2026	H1 2025
Net Revenue	335,967	190,436	718,573	352,240
Adjusted EBITDA	196,659	106,224	440,527	187,703
Adjusted EBITDA Margin (Adjusted EBITDA/Revenues)	59%	56%	61%	53%

G. Adjusted Net Income

(US$ thousand)

(US$ thousand)	Q2 2026	Q2 2025	H1 2026	H1 2025
Profit/(Loss) for the period	217,687	8,147	312,845	(65,102)
Foreign exchange gain (loss)	(10,908)	(2,462)	(5,435)	(5,638)
Loss on derivative transactions	126,013	(24,304)	101,908	(124,514)
Loss on settlement of liability with equity instruments	-	(8,768)	-	(8,768)
Deferred taxes over non-monetary items	5,168	6,847	15,040	10,081
Adjusted Net Income	97,414	36,834	201,332	63,737

Qualified Person

The scientific and technical information contained in this press release has been reviewed and approved by Farshid Ghazanfari, P.Geo., Geology and Mineral Resources Manager, an employee of Aura and a “qualified person” within the meaning of NI 43-101 and SK-1300.

About Aura 360° Mining

Aura is focused on mining in complete terms – thinking holistically about how its business impacts and benefits every one of our stakeholders: our company, our shareholders, our employees, and the countries and communities we serve. We call this 360° Mining.

Aura is a company focused on the development and operation of gold and base metal projects in the Americas. The Company's six operating assets include the Minosa gold mine in Honduras; the Almas, Apoena, Borborema and MSG gold mines in Brazil; and the Aranzazu copper, gold, and silver mine in Mexico. Additionally, the Company owns Era Dorada, a gold project in Guatemala; Tolda Fria, a gold project in Colombia; and two projects in Brazil: Matupá, which is under development and the Carajás copper project in the Carajás region, in the exploration phase.

_______________________________

5 Adjusted EBITDA Margin is a non-GAAP financial measure with no standardized meaning under IFRS, and therefore may not be comparable to similar measures presented by other issuers. For further information and detailed reconciliations to the most directly comparable IFRS measures, see Section 17: Non-GAAP Performance Measures in this MD&A.

AURA Q2 2026 | H1 2026 EARNINGS RESULTS

For more information, please contact:

Investor Relations

ri@auraminerals.com

www.auraminerals.com

CAUTIONARY NOTES AND ADDITIONAL INFORMATION

This Press Release, and the documents incorporated by reference herein, contain certain “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable United States securities laws (together, “forward-looking information”). Forward-looking information relates to future events or future performance of the Company and reflect the Company’s current estimates, predictions, expectations or beliefs regarding future events and include, without limitation, statements with respect to: expected production from, and the further potential of the Company’s properties; the ability of the Company to achieve its long-term outlook and the anticipated timing and results thereof (including the guidance set forth herein); the ability to lower costs and increase production; the economic viability of a project; strategic plans, including the Company’s plans with respect to its properties; the amount of mineral reserves and mineral resources; probable mineral reserves; indicated mineral reserves; inferred mineral reserves; the potential conversion of indicated mineral resources into mineral reserves; the amount of future production over any period; capital expenditures and mine production costs; the outcome of mine permitting; other required permitting; information with respect to the future price of minerals; expected cash costs and AISCs; the Company’s ability expand exploration on its properties; the Company’s ability to obtain assay results; the Company’s exploration and development programs; estimated future expenses; exploration and development capital requirements; the amount of mining costs; cash operating costs; operating costs; expected grades and ounces of metals and minerals; expected processing recoveries; expected time frames; prices of metals and minerals; LOM of certain projects; expectations of gold hedging programs; the implementation of cultural initiatives; expected increases to fleet capacities; non-cash losses translating into cash losses; the ability to continue to finance planned growth; access to additional debt; and the repayment of outstanding balances on revolving credit facilities. Often, but not always, forward-looking information may be identified by the use of words such as “expects”, “anticipates”, “plans”, “projects”, “forecasts”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information in this Press Release is based upon, without limitation, the following estimates and assumptions: the ability of the Company to successfully achieve business objectives; the presence of and continuity of metals at the Company’s projects at modeled grades; gold and copper price volatility; the capacities of various machinery and equipment; the availability of personnel, machinery and equipment at estimated prices; exchange rates; metals and minerals sales prices; cash costs and AISCs; the Company’s ability to expand operations; the Company’s ability to obtain assay results; appropriate discount rates; tax rates and royalty rates applicable to the mining operations; cash operating costs and other financial metrics; anticipated mining losses and dilution; metals recovery rates; reasonable contingency requirements; the Company’s expected ability to develop adequate infrastructure and that the cost of doing so will be reasonable; the Company’s expected ability to develop its projects including financing such projects; and receipt of regulatory approvals on acceptable terms.

AURA Q2 2026 | H1 2026 EARNINGS RESULTS

Known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s ability to predict or control, could cause actual results to differ materially from those contained in the forward-looking information. Specific reference is made to the Company’s most recent Annual Report on Form 20-F filed with the SEC for a discussion of some of the factors underlying forward-looking information, which include, without limitation: gold and copper or certain other commodity price volatility; changes in debt and equity markets; the uncertainties involved in obtaining and interpreting geological data; increases in costs; environmental compliance and changes in environmental legislation and regulation; interest rate and exchange rate fluctuations; general economic conditions; political stability; and other risks involved in the mineral exploration and development industry. Readers are cautioned that the foregoing list of factors is not exhaustive of the factors that may affect the forward-looking information.

All forward-looking information herein is qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether because of new information or future events or otherwise, except as may be required by law. If the Company does update any forward-looking information, no inference should be drawn that it will make additional updates with respect to such or other forward-looking information.

AURA Q2 2026 | H1 2026 EARNINGS RESULTS